

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Kanat Mynzhanov
Chief Executive Officer
Oxus Acquisition Corp.
300/26 Dostyk Avenue
Almaty, Kazakhstan 050020

      Re: Oxus Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed October 24, 2023
           File No. 333-273967

Dear Kanat Mynzhanov:

      We have reviewed your amended registration statement and have the following comment(s).

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed October 24, 2023

General

1.   We note your response to prior comment 13. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common shares to the New Investor Convertible Notes as the overlying securities appear to have been offered privately. Alternatively, please revise your registration fee table and prospectus to indicate that the registration statement does not cover the offer and sale of these underlying securities. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02.

Transaction Timeline, page 80

2.   We note your response to prior comment 25 and reissue the comment in full.

Updated Projections for Borealis as of September 2023, page 103

3.   We note your response to prior comment 30 and reissue the comment in full. Please revise to disclose whether the projections are in line with historic operating trends and, if not, address why the change in trends is appropriate or assumptions are reasonable.

4.   We note your added disclosure that the first shipments to Europe will take place in October of 2023. Please update this disclosure in a future amendment.

Customers and Distributors
Material Agreements with Key Customers, page 175

5.   We note your added disclosure regarding material agreements with key customers. Please revise to disclose the material terms of each agreement, include each parties' rights and obligations, the duration of the agreement, and the termination provision.

Going Concern, page F-23

6.   Please revise to disclose the available date of your financial statements where you indicated as "XXXX, 2023". This comment also applies to page F-33.

Please contact Andi Carpenter at 202-551-3645 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Yuta N. Delarck